UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(MARK ONE):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number 1-14200

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The AdvancePCS Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Caremark Rx, Inc.*

211 Commerce Street, Suite 800

Nashville, TN 37201

*	On March 24, 2004, a wholly-owned subsidiary of Caremark Rx, Inc. merged with and into AdvancePCS, which caused AdvancePCS to become a wholly-owned subsidiary of Caremark Rx, Inc. Prior to the merger, the issuer of the securities held by the above-referenced plan was AdvancePCS.

THE ADVANCEPCS SAVINGS PLAN

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulation for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(b) Exhibit

99.1	Sixth Amendment to The AdvancePCS Savings Plan dated, November 19, 2003.

99.2	Seventh Amendment to The AdvancePCS Savings Plan dated, March 9, 2004.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of

The AdvancePCS Savings Plan:

We have audited the accompanying Statement of Net Assets Available for Benefits of The AdvancePCS Savings Plan (the “Plan”) as of December 31, 2003, and the related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The AdvancePCS Savings Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Dallas, Texas

June 18, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The AdvancePCS Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The AdvancePCS Savings Plan (the “Plan”) at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

June 17, 2003

Phoenix, AZ

THE ADVANCEPCS SAVINGS PLAN

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2003	2002
Assets

Investments, at fair value	$155,900	$115,742

Receivables:

Participant contributions	884	691

Employer contributions	964	305

Interest and dividends	1	2

Total assets	157,749	116,740
Liability

Administrative expenses payable	19	91

Net assets available for benefits	$157,730	$116,649

The accompanying Notes to Financial Statements are an integral part of these statements

THE ADVANCEPCS SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

(in thousands)

	For The Years Ended December 31,
	2003	2002
Additions to net assets attributed to

Contributions:

Participant	$15,506	$15,989

Employer	7,566	7,695

Total Contributions	23,072	23,684

Investment Income:

Interest and dividend income	1,276	1,060

Net appreciation in fair value of investments	26,693	—

Total additions to net assets	51,041	24,744

Deductions from net assets attributed to

Net depreciation in fair value of investments	—	(17,824)

Participant withdrawals	(9,826)	(10,544)

Administrative expenses	(134)	(133)

Total deductions	(9,960)	(28,501)

Net increase (decrease)	41,081	(3,757)

Net assets available for benefits

Beginning of year	116,649	120,406

End of year	$157,730	$116,649

The accompanying Notes to Financial Statements are an integral part of these statements

THE ADVANCEPCS SAVINGS PLAN

Notes to Financial Statements

1. Description of the Plan

The following brief description of The AdvancePCS Savings Plan (the “Plan”) provides an overview of general plan provisions and is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions and qualifications.

General

The Plan was adopted by AdvancePCS (“AdvancePCS” or “Company”) and provides a program under which eligible employees may acquire an ownership interest in the Company and accumulate funds on a pretax basis for long-term retirement savings. The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the “IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended, effective January 1, 2003, to provide for fully vested employer matching contributions in place of the prior plan provisions under which employer matching contributions vested over time. The Company now contributes matching contributions to each participant of 100% of the first 3% and 50% of the next 2% of the participant’s base earnings, as defined by the Plan, for each pay period.

On March 24, 2004, AdvancePCS became a wholly-owned subsidiary of Caremark Rx, Inc. (“Caremark”) – (see Note 7). At the effective time of the merger, AdvancePCS stockholders received value equivalent to 2.15 shares of Caremark common stock for each AdvancePCS share. This consideration was paid 90% in Caremark common stock and 10% in cash.

Administration of the Plan

The Plan is administered by the benefit plan committee (the “Committee”), which was appointed by the Board of Directors of the Company prior to the effective date of the merger. The Northern Trust Company (the “Trustee”) is trustee of the Plan and has custody of the Plan assets. Trustee and investment management service fees are paid by the Plan. However, certain other administrative expenses paid by the Company on behalf of the Plan are not reimbursed by the Plan. Approximately $41,000 and $47,000 in unreimbursed administrative expenses were paid by the Company for the years ended December 31, 2003 and 2002, respectively.

Eligibility

Full-time employees may elect to participate in the Plan on the date of hire. Part-time employees are eligible to participate in the Plan on the first day of the month following completion of one year of service.

Contributions

Participants contribute to the Plan by authorizing payroll deductions between 1% and 17% of base pay, as defined by the Plan, up to an overall limit on before-tax contributions imposed by the IRC. Effective January 1, 2003, the Company contributes matching contributions to each participant of 100% of the first 3% and 50% of the next 2% of the participant’s base earnings, as defined by the Plan, for each pay period. In the prior year, the Company’s contribution rate ranged from 60% to 120% based on the number of years of service. Participants direct the investments of their contributions into various investment options offered by the Plan.

Year-end payroll deductions for participant contributions and the corresponding employer match that are not remitted to the Plan until after the Plan year-end are recorded as receivables in the Plan financial statements. At December 31, 2003 and 2002, the employee contribution receivable was $884,000 and $691,000, respectively, and the employer contribution receivable was $964,000 and $305,000, respectively.

THE ADVANCEPCS SAVINGS PLAN

Notes to Financial Statements - (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and allocations of Plan earnings. Allocations of earnings are based on participant account balances or earnings, as defined by the participant. A participant’s entitled benefit is the benefit that can be provided from the participant’s vested account.

Vesting

Participants in the Plan are immediately vested in their contributions, as well as any earnings thereon, and fully vest in the employer matching contributions. Active participants with less than five years of service may not withdraw their vested employer contributions and related earnings until the amounts have been held by the Plan for 24 months.

Participant Loans

Participants may borrow from their fund account a minimum of $1,000 up to a maximum of the lesser of 50% of the amount of the participant’s vested balance, $50,000 or the sum of prior plan, rollover and salary reduction contributions. The loans are collateralized by the participant’s vested account and bear interest at the prime rate plus one percent. The loans are repaid through periodic payroll deductions and there is a maximum of two loans outstanding at a given time. The term of the loan may not exceed four years, unless the loan is to be used to acquire a principle residence, in which case the term may not exceed ten years. Should the participant terminate as an employee, the balance of the outstanding loan becomes due and payable. The participant’s vested account may be used to repay the outstanding loan.

Distributions

Upon termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account balance. Retired and terminated participants who have an account balance in excess of $5,000 may select their deferred distribution method from various options available under the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject the provisions of ERISA and the IRC. In the event of the complete or partial termination of the Plan or the complete discontinuance of contributions thereto, the assets then held in the Trust on behalf of the affected employees, after provision for payment of expenses of liquidation, shall be fully vested and distributable in accordance with the provisions of the Plan.

Forfeited Accounts

At December 31, 2003 and 2002, forfeited non-vested accounts totaled approximately $303,000 and $397,000, respectively, and are included in the investments balance in the Statements of Net Assets Available for Benefits. The Committee determined that the forfeitures will be used to fund future employer contributions.

THE ADVANCEPCS SAVINGS PLAN

Notes to Financial Statements - (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options consisting of stocks, bonds, fixed income securities, mutual funds and other investment securities. Certain investment securities are exposed to various risks, such as interest rate fluctuations, market conditions, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Investment Valuation

The Plan’s investments are stated at fair value based on quoted market prices. These investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits. Participant loans are valued at their outstanding balances, which approximate fair value. Investment transactions are accounted for as of the trade dates.

The Plan presents, in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan holds no derivative financial instruments at December 31, 2003 and 2002, and does not currently engage in hedging activities.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Benefits Payable

Guidance for accounting and disclosure by employee benefit plans requires plans to disclose benefits payable rather than record them as a liability. Benefits payable to withdrawing participants were $60,000 and $77,000 at December 31, 2003 and 2002, respectively. This treatment results in a difference in net assets available for benefits between the Plan’s Form 5500 and these financial statements (see Note 6).

THE ADVANCEPCS SAVINGS PLAN

Notes to Financial Statements - (continued)

3. Income Tax Status

The Internal Revenue Service (the “IRS”) issued a favorable determination letter dated September 4, 2003 stating that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and is being operated in compliance with applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2003 and 2002 are as follows (in thousands):

	December 31,
	2003	2002
Common Stock:
AdvancePCS (1)	$11,389	$4,520	(2)
Eli Lilly Company	10,314	11,480
Common Collective Trust Funds:
The Northern Trust Daily Stock Index Fund	24,386	16,485
The Northern Trust Stable Asset Fund	28,765	26,802
Registered Investment Companies:
The Northern Trust Focused Growth Fund	19,167	15,557
Fremont Diversified Global Fund	7,916	6,056
Dodge & Cox Income Fund	10,315	9,099
Northern Trust Small Cap Fund	11,710	6,488
Dodge & Cox Open End Fund	9,734	5,542	(2)
Other (individually less than 5%)	22,204	13,713

Total Investments	$155,900	$115,742

(1)	This fund pools a participant’s money with that of other participants to buy shares of the Company’s common stock. Pursuant to the acquisition of AdvancePCS by Caremark, the Plan was amended effective March 24, 2004, whereby, no additional investment may be made in common stock of either the Company or Caremark. Any Company common stock held by the Plan was, as a result of the merger, converted into cash and Caremark common stock and the cash arising from such conversion was invested in the Plan’s Northern Trust Stable Asset Fund option.
(2)	Amount less than 5% of the Plan’s net assets at indicated date

For the years ended December 31, 2003 and 2002, the Plan’s investments, including investments bought and sold, as well as held during the year, appreciated (depreciated) in fair value as follows (in thousands):

	2003	2002
Common Stock	$7,626	$(4,399)
Common Collective Trust Funds	6,893	(3,765)
Registered Investment Companies	12,174	(9,660)

Total	$26,693	$(17,824)

THE ADVANCEPCS SAVINGS PLAN

Notes to Financial Statements - (continued)

5. Party-in-Interest Transactions

Certain Plan investments are held in funds managed by The Northern Trust Company. As discussed in Note 1, The Northern Trust Company is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid and accrued by the Plan for Trustee and investment management services provided by The Northern Trust Company amounted to approximately $131,000 and $117,000 for the years ended December 31, 2003 and 2002, respectively. Plan investments in the common stock of the Company also qualify as party-in-interest transactions.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500 (in thousands):

	2003	2002
Net assets available for benefits per the financial statements	$157,730	$116,649
Amounts allocated to withdrawing participants	(60)	(77)

Net assets available for benefits per the Form 5500	$157,670	$116,572

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2003 and 2002, to Form 5500 (in thousands):

	2003	2002
Benefits paid to participants per the financial statements	$9,826	$10,544
Add: Amounts allocated to withdrawing participants at December 31, 2003	60	77
Less: Amounts allocated to withdrawing participants at December 31, 2002	(77)	(100)

Benefits paid to participants per Form 5500	$9,809	$10,521

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003 and 2002, but not yet paid as of that date.

7. Subsequent Events

Effective January 1, 2004, the Accordant 401(k) Plan was merged into The AdvancePCS Savings Plan. Subsequent to that date, employees working in Puerto Rico are no longer eligible to make contributions to the Plan. New employees in Puerto Rico are considered ineligible to participate in the Plan in order to comply with Puerto Rico law.

Pursuant to the acquisition of the Company by Caremark (see Note 1), the Plan was amended effective March 24, 2004, whereby, no additional investment may be made in common stock of either the Company or Caremark. Any Company common stock held by the Plan was, as a result of the merger, converted into cash and Caremark common stock and the cash arising from such conversion was invested in the Plan’s Northern Trust Stable Asset Fund option. At the effective time of the merger, AdvancePCS stockholders received value equivalent to 2.15 shares of Caremark common stock for each AdvancePCS common share. This consideration was paid 90% in Caremark common stock and 10% in cash. Caremark shall prescribe all rules it deems necessary to accommodate this conversion.

THE ADVANCEPCS SAVINGS PLAN

EIN: 75-2493381

Plan #: 002

Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2003

Parties in Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
	Common Stock:
(1)	AdvancePCS (2)	216,282 units	*	$11,389,410
	Eli Lilly Company	146,657 units	*	10,314,387

	Loans to Participants	Interest rates range from 5.0% to 10.5%	*	3,296,023

	Common / Collective Trusts:
(1)	The Northern Trust Short-Term Investment Fund	808,221 units	*	808,221
	Invesco INTER Return	21,246 units	*	472,518
	Invesco Growth & Income Fund	88,494 units	*	1,974,299
	Invesco Maximum Appreciation Fund	64,896 units	*	1,377,739
(1)	The Northern Trust Stable Asset Fund	813,143 units	*	28,764,519
(1)	The Northern Trust Daily Stock Index Fund	8,561 units	*	24,385,704

	Registered Investment Companies:
(1)	The Northern Trust Small Cap	873,879 units	*	11,709,982
	Dodge & Cox Income Fund	798,356 units	*	10,314,756
	Dodge & Cox Open End Fund	85,547 units	*	9,733,591
	Fremont Diversified Global Fund	677,697 units	*	7,915,505
	Franklin Strategic Small-Mid Cap Growth Fund	97,849 units	*	2,956,989
	Templeton Foreign Fund	508,597 units	*	5,411,470
	Janus 20 Open End Fund	105,728 units	*	3,824,177
(1)	The Northern Trust Balance Portfolio Fund	174,281 units	*	2,084,396
(1)	The Northern Trust Focused Growth Fund	1,673,943 units	*	19,166,642

				$155,900,328

(1)	Denotes party-in-interest transactions
(2)	This fund pools a participant’s money with that of other participants to buy shares of the Company’s common stock. Pursuant to the acquisition of AdvancePCS by Caremark, the Plan was amended effective March 24, 2004, whereby, no additional investment may be made in stock of either the Company or Caremark. Any Company stock held by the Plan was, as a result of the merger, converted into cash and Caremark common stock and the cash arising from such conversion was invested in the Plan’s Northern Trust Stable Asset Fund option. The Committee shall prescribe all rules it deems necessary to accommodate this conversion.
*	- Not applicable – cost is excluded as investments are participant directed.

Signatures

The AdvancePCS Savings Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The AdvancePCS Savings Plan

Date: June 28, 2004	By:	/s/ Kirk D. McConnell
Kirk D. McConnell
Chairman of the Caremark Rx, Inc. Benefit Plan Committee, the Plan Administrator of the Plan

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
99.1	Sixth Amendment to The AdvancePCS Savings Plan, dated November 19, 2003.

99.2	Seventh Amendment to The AdvancePCS Savings Plan, dated March 9, 2004.